Mark A. Humphrey	Chevron Corporation
Vice President and	Comptroller’s Department
Comptroller	6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

July 27, 2007

BY ELECTRONIC TRANSMISSION

Mr. H. Roger Schwall
Assistant Director
Mail Stop 7010
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	Chevron Corporation Form 10-K for the Fiscal Year Ended December 31, 2006 (“2006 Form 10-K”) Filed on February 28, 2007 Response Letter Dated May 10, 2007 File No. 001-00368
Dear Mr. Schwall:

In your letter dated July 18, 2007, you provided comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on the Chevron Corporation (“Chevron” or “the company”) 2006 Form 10-K, and the company’s response letter dated May 10, 2007. These comments and the company’s responses are set forth below.

Please direct any questions related to the information herein to Mr. Bill Allman, Assistant Comptroller, at (925) 842-3544 or by e-mail at bill.allman@chevron.com.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

Comment 1
We note your response to our prior comment one from our letter dated April 27, 2007. Your response indicates that you purchased Syrian oil from two resellers, Petraco Oil and Arcadia Petroleum, companies that may trade with or make payments to Syria. Please advise us, to the best of your knowledge, whether the approximately $48.3 million payments to the resellers, or any portion thereof, were passed on to the government of Syria.
Response: We have reviewed our documentation relating to the above-referenced purchases of Syrian-origin crude oil through third-party non-Syrian resellers. With respect to the purchase from Petraco Oil in 2005, we believe that Petraco purchased such crude oil from Syrian Petroleum Company (SPC). With respect to the purchase from Arcadia Petroleum in 2006, we believe that Arcadia purchased such crude oil from an affiliate of Total S.A., which in turn purchased it from SPC. We further understand that SPC is controlled by an agency of the Syrian government. Therefore, while we have no information to confirm that any payments we made for Syrian-origin crude oil to non-Syrian entities were passed to entities controlled by the government of Syria, it is possible payments were passed to such entities.

Mr. H. Roger Schwall
Securities and Exchange Commission
July 27, 2007
Page: 2
Comment 2
We refer you to the materiality analysis included in your response letter dated November 22, 2005. If you know, or believe that it is reasonably likely, that some portion of the approximately $48.3 million you paid to the reseller was passed on to the Syrian government, please provide an updated and expanded qualitative materiality analysis. Your updated and expanded qualitative materiality analysis should take into account the extent to which you know or believe that your payments were passed on to Syria, a country identified by the State Department as a state sponsor of terrorism.
Response: As discussed in our prior letter, we purchased two cargoes of Syrian-origin crude oil from non-Syrian resellers in 2005 and 2006, which were delivered to a refinery in northern Europe that the company has since divested. These cargoes totaled approximately 1.1 million barrels at an approximate aggregate cost of $48.3 million. To put this in context, such purchases accounted for approximately 0.05 percent of the company’s crude oil purchases in 2005 and 2006 on both a dollar amount and volume basis.
Furthermore, both transactions fully complied with U.S. export control and sanctions laws and regulations relating to Syria, specifically:
•	Regulations administered by the U.S. Commerce Department, which prohibit exports and re-exports of most products and technology to Syria without a license. These transactions did not involve any exports or re-exports of U.S. products or technology.
•	The Terrorism List Governments Sanctions Regulations administered by the U.S. Treasury Department, Office of Foreign Assets Control (OFAC) prohibit donations by a country designated by the U.S. State Department under section 6(j) of the Export Administration Act of 1979, as amended and continued in effect under successive Executive Orders, to a U.S. person with respect to which the U.S. person knows or has reasonable cause to believe that the transfer poses a risk of furthering terrorist acts in the United States. Neither of these crude oil transactions involved a donation subject to this provision. The Terrorism List Governments Sanctions Regulations do not generally prohibit transactions with Syria, unlike OFAC sanctions regulations that apply to other designated countries such as Iran and Sudan and would prohibit transactions involving crude oil from those countries.
•	The Syrian Sanctions Regulations administered by OFAC prohibit transactions with entities determined by the State Department to have been contributing to Syria’s support for entities blocked under other sanctions regulations or engaging in other prohibited activities. None of the entities involved in these crude oil transactions has been designated under this provision.
Because the dollar amount and volume of the two purchases were so small in relation to Chevron’s aggregate purchases in 2005 and 2006 and because the transactions fully complied with applicable laws and regulations, the company does not believe that these isolated purchases would be considered material by its investors on either a quantitative or qualitative basis.

Mr. H. Roger Schwall
Securities and Exchange Commission
July 27, 2007
Page: 3
Engineering Comments
Review of Ongoing Exploration and Production Activities in Key Areas, page 9
Comment 3
We have considered your response to prior comment two of our letter dated April 27, 2007 as well as your response 14 in your letter dated January 13, 2005. However, we note your table of “Net Production of Crude Oil and Natural Gas Liquids and Natural Gas” on page 5 of your Form 10-K. Instruction 3 on Item 102 indicates that you should provide material information about reserves as well as production. For the locations for which you have provided such information about production, provide reserves information as well.
Response: In response to your reference to the table entitled “Net Production of Crude Oil and Natural Gas Liquids and Natural Gas” on page 5 of the company’s annual report on Form 10-K for 2006, we respectfully direct you to “Table V — Reserve Quantity Information,” included in the Supplemental Information on Oil and Gas Producing Activities, which appears on page FS-72 of the company’s annual report on Form 10-K for 2006, and which provides the categories of information for reserves, set forth in accordance with the SEC’s required format for such information under Item 4-10 of Regulation S-X.
Under Item 4-10(b) of Regulation S-X, a reporting entity that follows the “successful efforts” method of accounting, like the company, is required to comply with FAS No. 19, as amended by FAS No. 69. Regulation S-X, 17 C.F.R. § 210.4-10. FAS No. 69 requires that proved oil and gas reserves be disclosed on a regional basis: “the disclosure of net quantities of reserves of oil and gas and changes in them required by paragraphs 10 and 11 shall be separately disclosed for (a) the enterprise’s home country (if significant reserves are located there) and (b) each foreign geographical area in which reserves are located. Foreign geographic areas are individual countries or groups of countries as appropriate for meaningful disclosure in the circumstances.” FAS No. 69, ¶ 12.
As we have articulated here and in previous correspondence and conversations with the Staff, and confirmed with our external counsel, disclosures prepared in accordance with the Industry Guide and FAS 69 address the requirements of Instruction 3 of Item 102 to provide “material information” for an extractive enterprise as to production, reserves, locations, development and nature of the registrant’s interest in properties. The Company already provides seven geographic subcategories of consolidated reserves in addition to showing the company’s share of reserves of equity affiliates. The tables in Part I of the 2006 Form 10-K conform to this breakdown.
The table to which you refer in the comment set forth above is the only table in Part I providing supplemental information. This is provided for the sole purpose of assisting the reader in understanding the description of the development of the company’s business elsewhere in Part I. As the Staff is aware, the company voluntarily included the supplemental table and disclosure as part of an extensive conversation with the Staff in connection with the comment process in 2005. We note that none of the subcategories provided in the table account for as much as 10 percent of the company’s total OEG production. After reviewing this subject with our counsel, we remain of the view that no further information as to reserves is required by the rules of the Commission.
If the Staff disagrees with our analysis, we would greatly appreciate the Staff’s guidance to understand this with more particularity. If you continue to believe that more granular reserves information is required by the rules, we would reiterate our previous request for a telephone conference so that we can understand the statutory and legal framework from which the Staff believes such disclosure requirements stem.

Mr. H. Roger Schwall
Securities and Exchange Commission
July 27, 2007
Page: 4
Supplemental Information on Oil and Gas Producing Activities, page FS-63
Reserves Quantity Information, page FS-70
Comment 4
We have reviewed your response to comment four. Concerning the Agbami field where you state the proved undeveloped gas reserves are limited to fuel gas please tell us how you account for this gas in the standardized measure since there is no actual sale. Also tell us how much fuel gas you are currently utilizing for this field and what the source of it is.
Response: We have not included any cash flows for Agbami fuel gas in our Standardized Measure of Discounted Future Net Cash Flows.
The Agbami Field is still under development. Fuel gas utilization will begin when production operations are expected to commence in 2008.
The Agbami Field has naturally occurring gas that will be associated with oil production. The proved reserves of natural gas booked for Agbami represent the estimated fraction of produced gas that will be used as fuel in field operations. The produced gas not used as fuel will be reinjected into the reservoir and has not been included in proved reserves.
Very truly yours,
/s/ Mark A. Humphrey
cc: Mr. Terry M. Kee (Pillsbury Winthrop Shaw Pittman)